October 25, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (610)366-1900

Mr. Mark W. Jaindl
President and Chief Executive Officer
American Bank Incorporated
4029 West Tilghman Street
Allentown, PA 18104

Re:	American Bank Incorporated
	Form 10-K for the Fiscal Year Ended December 31, 2004

Dear Mr. Jaindl:

      We have reviewed your response letter dated October 13, 2005 and have the following additional comment.


Form 10-K, filed on March 30, 2005

Financial Statements as of and for the years ended December 31,
2004
and 2003

Note 4 - Securities, page F-15
1. We have read the additional information that you provided regarding the unrealized losses on your preferred stock holdings in
Federal National Mortgage Association (Series F) and Federal Home Loan Mortgage Corporation (Series M and Preferred 5.70%). For each of these securities, please specify the period of expected recovery in market value and explain how you determined that you had the intent and ability to hold these securities until such expected recovery. Please also explain how you determined that a market price below the carrying cost of a security on each of the reset dates is not indicative of other-than-temporary impairment requiring a write-down of the carrying value of the investment.


* * * * *



      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       You may contact Amanda Roberts at (202) 551-3417 or me at
(202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,


      Amit Pande
Assistant Chief Accountant


Mr. Mark W. Jaindl
American Bank Incorporated
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